28159 Avenue Stanford, Suite 220, Valencia, CA 91355

T (833) 462-8482 W AVITAmedical.com

April 7, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	AVITA Medical, Inc.

Registration Statement on Form S-3

Filed on March 31, 2026

File No. 333-294790

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrant AVITA Medical, Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern Time, on April 9, 2026 or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Coleman Wombwell of K&L Gates LLP ((704) 331-7551; coleman.wombwell@klgates.com). In addition, please notify Mr. Wombwell when this request for acceleration has been granted.

Sincerely,

/s/ Nicole Kelsey

Nicole Kelsey

Chief Legal and Compliance Officer

AVITA Medical, Inc.